ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 31, 2023	Ali R. Olia T +1 617 951 7204 ali.olia@ropesgray.com

via edgar

Timothy Worthington

U.S. Securities and Exchange Commission

Boston Regional Office
33 Arch Street, 24th Floor

Boston, MA 02110

Re:	Preliminary Proxy Statement for Engine No. 1 ETF Trust

(File Nos. 333-249926 and 811-23617)

Dear Mr. Worthington:

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided telephonically on August 23, 2023 relating to the preliminary proxy statement of Engine No. 1 ETF Trust (the “Trust”) on Schedule 14A (the “Proxy Statement”), filed with the Commission on August 17, 2023 pursuant to the Securities Exchange Act of 1934, as amended, in connection with the special meeting of shareholders of Engine No. 1 Transform 500 ETF, Engine No. 1 Transform Climate ETF and Engine No. 1 Transform Supply Chain ETF (each, a “Fund” and, collectively, the “Funds”), each a series of the Trust, currently scheduled for October 12, 2023 (the “Special Meeting”). The Staff’s comments are summarized below and each is followed by the Trust’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Proxy Statement.

1.	Comment: Please revise the footnote in the Notice of Special Meeting of Shareholders to state that: (i) Fund Management at Engine No. 1 LLC (“Fund Management”) is the investment adviser to each Fund; and (ii) if the date, time and location or means of conducting the Special Meeting change due to difficulties arising from COVID-19, the Funds will issue a press release announcing the change and file the announcement on the Commission’s EDGAR system.

Response: The footnote referenced in the Staff’s comment has been revised to state that Fund Management is the investment adviser to each Fund. The statement referenced in part (ii) of the Staff’s comment is already in the Proxy Statement (see the third sentence in the reference footnote); and we do not believe any changes are needed.

2.	Comment: On page 4 of the Proxy Statement, under “What constitutes a ‘quorum’?”, please describe how broker non-votes will be treated, including when brokers may exercise voting discretion and the impact of broker non-votes on each Proposal.

Response: Please see page 5 of the Proxy Statement (under “What vote is required to approve the Proposals?”) which provides, in relevant part, that: “With respect to Proposal 1, abstentions and broker non-votes have the effect of a vote against the Proposal. With respect to Proposal 2, so long as a quorum is present, neither abstentions nor broker non-votes will have any effect on the outcome of the Proposal to elect the Trustee Nominee.” Further, the text excerpted below appears under the “Broker-controlled shares” sub-heading on page 5 of the Proxy Statement. We therefore do not believe any changes are needed in response to the Staff’s comment.

If you are a beneficial owner of Fund shares held by a broker or other custodian, you may instruct the broker or other custodian that holds your shares as to how to vote your shares via the voting instruction form included with this proxy statement. All voting instruction forms timely received by the broker or other custodian that holds your shares, and not duly revoked, will be voted in accordance with the instructions marked thereon. However, if you do not provide your broker or other custodian of your shares with specific voting instructions, then your shares are referred to as “broker non-votes”. The broker or other custodian cannot vote uninstructed shares on a “non-routine” matter, such as the New Advisory Agreement proposal, and will inform the inspector of election that it does not have the authority to vote on such matters with respect to your shares. As a result, in order for your vote to be counted on the Proposals, you must submit your voting instruction form to your broker or other custodian.

3.	Comment: On page 9 of the Proxy Statement, under “Comparison of the Existing Advisory Agreement and the New Advisory Agreement”, please reconsider the use of the word “streamlined” to describe the differences in Board reporting obligations between the Existing Advisory Agreement and New Advisory Agreement in light of the nature of such differences. In Exhibit A, the Staff notes that Section 2(b)(4) has been revised as follows: “The Adviser agrees to perform its duties hereunder in ~~complete~~ material compliance with the Funds’ policies and procedures adopted pursuant to Rule 38a-1 of the 1940 Act, and the Adviser’s duties and obligations of Rule 206(4)-7 under the Advisers Act.” Please explain supplementally the difference between “complete” and “material” compliance. The Staff also notes that Sections 7(a)(3), (5), (10) and (11) in Exhibit A refer to “ordinary course” fees, expenses and/or charges. Please explain supplementally what “ordinary course” means and include a statement in the Proxy Statement about this difference. Please also: (i) include a statement in the Proxy Statement about how, under the New Advisory Agreement, unlike the Existing Advisory Agreement, the Adviser is not required to notify the Trust of any material breach of any of the Funds’ or the Adviser’s policies, guidelines or procedures; and (ii) supplementally explain why Section 5(c) of the Existing Advisory Agreement (titled “Soft Dollar Arrangements”) is not included in the New Advisory Agreement.

Response: The Trust has revised the sentence on page 9 of the Proxy Statement referenced in the Staff’s comment as follows:

For example, provisions in the Existing Advisory Agreement relating to Board reporting obligations have been ~~streamlined,~~ revised to more closely align ~~in line~~ with TCW’s form of advisory agreement.

The New Advisory Agreement provides that the Adviser agrees to perform its duties in “material” compliance with the Funds’ policies and procedures adopted pursuant to Rule 38a-1 of the 1940 Act, and the Adviser’s duties and obligations of Rule 206(4)-7 under the Advisers Act, instead of “complete” compliance, as the Existing Advisory Agreement provides, in order to clarify that immaterial noncompliance would not be considered a breach of the New Advisory Agreement. As noted in the Proxy Statement, TCW does not anticipate managing the Funds under the New Advisory Agreement in a materially different way than the Funds are being managed under the Existing Advisory Agreement.

“[O]rdinary course” fees, expenses and/or charges, as used in the New Advisory Agreement, are fees, expenses and/or charges of the type that are regularly incurred and are not considered extraordinary expenses. As noted in the Proxy Statement, this clarification reinforces the Funds’ current unitary fee arrangement, under which litigation expenses and any extraordinary expenses, as determined by a majority of the Independent Trustees, would be the responsibility of the Trust rather than the Adviser. We do not believe any changes are needed to the Proxy Statement in this regard.

In response to your comment, the Trust has added the following statement to the “Comparison of the Existing Advisory Agreement and the New Advisory Agreement” section of the Proxy Statement.

Other differences between the Existing Advisory Agreement and New Advisory Agreement include: (i) a requirement that TCW perform its duties under the New Advisory Agreement in “material compliance” with the Funds’ and investment adviser’s policies and procedures, instead of in “complete compliance” with those policies and procedures as is required under the Existing Advisory Agreement, (ii) the removal of a requirement for the Adviser to notify the Trust immediately of any material breach of any of the Funds’ or the Adviser’s policies, guidelines or procedures, as well as (iii) a clarification that, under the New Advisory Agreement, the fees and expenses that will be paid by TCW under the Funds’ unitary management fee are only those incurred in the “ordinary course.”

Section 5(c) of the Existing Advisory Agreement (titled “Soft Dollar Arrangements”) was not included in the New Advisory Agreement in order to more closely align the New Advisory Agreement with TCW’s form of advisory agreement with other registered investment companies it advises. Reporting to the Board concerning the Adviser’s use of “soft dollar” arrangements would still be covered under Section 3 (“Information and Reports”) of the New Advisory Agreement, given the Adviser’s obligation “upon the request of the Board, prior to each Board meeting, [to] provide the Board, or cause any Subadviser to provide the Board, with reports regarding the management of the Funds during the most recently completed quarter.”

4.	Comment: On page 10 of the Proxy Statement, under “Information about TCW and Fund Management”, please describe briefly and state the approximate amount of Ms. Grancio’s direct or indirect material interest in any material transactions since the beginning of the most recently completed fiscal year of each Fund, as well as of Ms. Grancio’s direct or indirect material interest in any material proposed transactions since the beginning of the most recently completed fiscal year of each Fund, to which Fund Management or TCW, or any parent or subsidiary of Fund Management or TCW or any subsidiary of such parent, was or is to be a party.

Response: As noted in the Proxy Statement, Ms. Grancio and certain other employees of Fund Management are expected to enter into employment agreements with TCW or its affiliates. Because of their positions with Fund Management or its affiliates and/or TCW or its affiliates, the officers and Ms. Grancio will benefit from any management fees paid by the Funds. The Proxy Statement, under “The Existing Advisory Agreement”, also states that the Funds pay a management fee to Fund Management, based on a percentage of each Fund’s average daily net assets, at the annual rate of 0.05% for Engine No. 1 Transform 500 ETF, 0.75% for Engine No. 1 Transform Climate ETF and 0.75% for Engine No. 1 Transform Supply Chain ETF and, under “What are the terms of the New Advisory Agreement?” on page 2, that the management fee payable by the Funds will be the same under the New Advisory Agreement as it has been under the Existing Advisory Agreement. The Trust respectfully submits that it is not practicable to state with more specificity the approximate amount of Ms. Grancio’s interest and does not believe any changes to the Proxy Statement are needed.

5.	Comment: Please explain how the election of an Independent Trustee would help meet the first condition of Section 15(f) of the 1940 Act (that, during the three-year period following the consummation of a transaction, at least 75% of the investment company’s board of trustees must not be “interested persons” (as defined in the 1940 Act) of the investment adviser or predecessor adviser).

Response: As noted in the Proxy Statement, the election of the Trustee Nominee is sought so that, pursuant to Section 15(f) of the 1940 Act, during the three-year period following the closing of the Transaction, at least 75% of the members of the Board will not be “interested persons” (as that term is defined in the 1940 Act) of either Fund Management or TCW. Only two of the three currently-serving Trustees (i.e., 66%) are Independent Trustees. If the Trustee Nominee is elected, three of four Trustees (i.e., 75%) will be Independent Trustees.

6.	Comment: Please make the statement required by Item 22(a)(3)(iii) of Schedule 14A, which appears on page 25 of the Proxy Statement, more prominent.

Response: The Trust confirms that the requested change has been made.

*          *          *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at 617-951-7204.

Very truly yours,

/s/ Ali R. Olia

Ali R. Olia

cc:	Brian D. McCabe

Paulita Pike

Keith MacLeod

Fitzann Reid

Jason LaMacchia

4